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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*


                         DREXLER TECHNOLOGY CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  261876-10-6
                              -------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 4 Pages

SEC 1745 (2-95)

                                  SCHEDULE 13G


---------------------                                          -----------------
CUSIP NO. 261876-10-6                                          Page 2 of 4 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jerome Drexler
    S.S. No. ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
                      1,446,298**
   NUMBER OF       -------------------------------------------------------------
    SHARES         6  SHARED VOTING POWER
 BENEFICIALLY         11,500**
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     7  SOLE DISPOSITIVE POWER
    PERSON            1,446,298**
     WITH          -------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      11,500**
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,446,298**
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                      /X/
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      15.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    **PLEASE REFER TO ITEM 4 ON PAGE 3 HEREOF
                      REGARDING CERTAIN SHARES OMITTED OR INCLUDED
                      IN SUCH TOTALS.

                                     Page 2 of 4 Pages

Item 1 (a)                 Name of Issuer:
                           DREXLER TECHNOLOGY CORPORATION

Item 1 (b)                 Address of Issuer's Principal Executive Offices:
                           1077 Independence Avenue
                           Mountain View, California  94043

Item 2 (a)                 Name of Person Filing:
                           Jerome Drexler

Item 2 (b)                 Address of Principal Business Office:
                           1077 Independence Avenue
                           Mountain View, California  94043

Item 2 (c)                 Citizenship:
                           Unites States of America

Item 2 (d)                 Title of Class of Securities:
                           Common Stock, $0.01 Par Value

Item 2 (e)                 CUSIP Number:
                           261876-10-6

Item 3                     Not Applicable

Item 4                     Ownership as of December 31, 1996
                 (a)       Shares Beneficially Owned:

                           (i)       Held by me beneficially
                                     and of record...................................   1,446,298  *

                           (ii)      Held directly or indirectly
                                     by my wife Sylvia B. Drexler;**
                                     beneficial ownership disclaimed
                                     by me under Rule 13d-4..........................     195,800  **

                           (iii)     Held by The Drexler Foundation;***
                                     beneficial ownership disclaimed
                                     by me under Rule 13d-4..........................      11,500  ***

                           (iv)      Total shares reported...........................   1,653,598  *

                (b)        Percent of Class:
                           The 1,653,598* reported shares constitute 18.1% of the 9,119,684 shares outstanding on December 31, 1996; the 1,446,298* shares owned beneficially by me constitute 15.9% of such shares as of such date.

                (c)        Number of shares as to which I:

                           (i)       Have sole power to vote or
                                     direct the vote................................   1,446,298  *

                           (ii)      Share power to vote or
                                     direct the vote................................      11,500  ***

                           (iii)     Have sole power to dispose
                                     or direct disposition..........................   1,446,298  *

                           (iv)      Share power to dispose or
                                     direct disposition.............................      11,500  ***

         * Pursuant to Rule 13d-3(d)(1)(i), this figure includes 182,000 shares which I had the right to purchase within sixty days of December 31, 1996.
         ** Pursuant to Rule 13d-3(a), this figure includes 13,700 shares held by my spouse as custodian for a grandson under the California Uniform Transfers to Minors Act (CUTMA); my spouse disclaims beneficial ownership of all such custodial shares under Rule 13d-4.
         *** Pursuant to Rule 13d-3(a), this figure consists of 11,500 shares owned by The Drexler Foundation. The power to vote and to dispose of the shares is shared by the Foundation's directors, consisting of myself and my spouse. The assets of the Drexler Foundation are perpetually dedicated to charity.

                              Page 3 of 4 Pages

Item 5                     Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                           Disclosed above under Item 4, subparagraph (a)(ii) and (iii).

Item 7                     Not Applicable

Item 8                     Not Applicable

Item 9                     Not Applicable

Item 10                    Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 10, 1997

                            /s/Jerome Drexler
                            --------------------------------
                            JEROME DREXLER

            ATTENTION: INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                              Page 4 of 4 Pages